Paul W. Boltz, Jr.
T + 852 3664 6519
F + 852 3664 6583
paul.boltz@ropesgray.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

September 13, 2016

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 William H. Thompson / Yolanda Guobadia

Donna Di Silvio / Dean Brazier, Jr. / Lisa Kohl

Re:          NetEase, Inc.

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 22, 2016

File No. 0-30666 (the “2015 Form 20-F”)

Ladies and Gentlemen:

On behalf of NetEase, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated August 30, 2016 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the Company’s Form 20-F for the fiscal year ended December 31, 2015 (the “Letter”). The text of each of the Staff’s comments is set forth in italics below, followed by the Company’s response.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not filed electronically as correspondence under the Commission’s EDGAR system. The information for which the Company has requested confidential treatment is highlighted in the letter submitted to the Staff in paper form, and the omitted information is identified by the symbol “[***]” in this letter.

A. Operating Results

Consolidated Results of Operations

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014, page 65

1.                                      Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, we note net revenues from the e-mail, e-commerce and others segment increased by 235.7% in 2015 as compared to 2014 attributed to cross-border e-commerce. Please discuss the material trends related to e-commerce. Please provide similar disclosure regarding your advertising services and online games services, including a discussion about the lifecycle of significant games. Refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960.

The Company advises the Staff that in determining whether to disclose a known trend, it considered the instructions and guidance in Item 303(a) of Regulation S-K and Section IV of SEC Release 34-48960 in preparing the 2015 Form 20-F. Based on these instructions and guidance, the Company has identified a number of trends affecting its business which are disclosed in the 2015 Form 20-F, including the fact that the online game industry in China is transitioning to mobile games and that the Company expects competition in the game industry to increasingly intensify, the likelihood that certain new businesses such as the Company’s e-commerce businesses may have lower profit margins compared to its online game and advertising businesses and the Company’s expectation that the online advertising market will continue to grow as Internet usage in China increases and as more companies accept the Internet as an effective advertising medium (see pages 6 and 11-12 of “Item 3. Key Information — D. Risk Factors” and page 56 of “Item 5. Operating and Financial review and Prospects — A. Operating Results” in the 2015 Form 20-F).

In addition, as disclosed in “Item 3. Key Information — D. Risk Factors” of the 2015 Form 20-F, the Company’s business is generally dependent on a number of other factors, such as its ability to release new popular PC and mobile games and periodically release expansion packs and upgrades to existing games, introduce new e-commerce services and effectively manage such services and enhance the appeal of its advertising services to advertisers. While the Company’s results fluctuate during any one period and from period to period due to these factors, the Company respectfully advises the Staff that it did not identify any known trends or uncertainties with respect to these factors that it believed had occurred or were likely to occur or that it believed would have a material favorable or unfavorable impact on its liquidity, capital resources or results of operations for the period ended December 31, 2015, other than those already described in the 2015 Form 20-F.

The Company acknowledges the Staff’s specific request for a discussion of the lifecycle of significant games and confirms that it will include such disclosure in future filings as appropriate. The Company respectfully submits that it believes there are no such trends or uncertainties with respect to its significant games which should have been disclosed in the 2015 Form 20-F. To provide further context, as noted above the popularity of the Company’s games depends to a large extent on the launch of expansion packs and upgrades to its games which typically happens intermittently throughout each year. Accordingly, the timing and effectiveness of the expansion packs and upgrades affect the revenue generated from each game in any given period, but any such short-term variability in revenue does not, by itself, connote a material trend of a game’s medium or long-term popularity (i.e., a dip in revenue from a particular game before the introduction of a new expansion pack does not usually mean that the game is nearing the end of its expected lifecycle). Through ongoing expansions and upgrades, the Company has generally been able to extend the overall lifecycle of its significant games, some of which were first launched more than a decade ago. The Company also notes that its mobile games are subject to more frequent expansion packs and upgrades than its PC games. The timing for release of any expansion pack or upgrade is based on multiple factors which are evaluated on an ongoing basis, including the Company’s analysis of market changes, user feedback and testing of such updates. Therefore, the Company believes that there are no material trends with respect to the release of such expansion packs or upgrades which would affect the lifecycle of its significant games.

The Company will continue to evaluate material trends on its business, including the lifecycles of significant games, and will disclose any additional material known trends and uncertainties in future filings, as applicable.

To address comments #1 and #2 of the Staff, however, including its request for greater quantified detail, the Company proposes to expand the disclosure regarding the drivers of its three revenue segments. Specifically, the Company proposes to revise the referenced disclosure under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2015 Compared to Year Ended December 31, 2014” in future annual reports on Form 20-F in the following manner (with new disclosure in underlined text):

“Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net revenues

Total net revenues increased by 94.7% to RMB22,802.9 million (US$3,520.2 million) in 2015 from RMB11,712.8 million in 2014. Net revenues from online games services, advertising services, and e-mail, e-commerce and others constituted 76.0%, 7.8% and 16.2%, respectively, of our total net revenues in 2015. This compares with 79.1%, 11.5% and 9.4%, respectively, in 2014.

Online Games Services

Net revenues from online games services increased by 86.9% to RMB17,314.1 million (US$2,672.8 million) in 2015 from RMB9,266.2 million in 2014. The increase was principally attributable to higher net revenues from mobile games which totaled RMB7,590.7 million (US$1,171.8 million) in 2015 compared to RMB666.2  million in 2014, excluding mobile games licensed from Blizzard Entertainment which are discussed below.  The growth in net revenues from mobile games mainly resulted from the launch of new mobile games which quickly gained popularity, particularly the mobile versions of our self-developed games Fantasy Westward Journey (launched in March 2015) and Westward Journey Online (launched in September 2015), which were two of the highest grossing games in China’s iOS app store in 2015 following their release. The increase also resulted to a lesser extent from increased popularity of other self-developed mobile games such as Battle to the West and licensed mobile games such as Fairy Tales and Kai-ri-sei Million Arthur. Our mobile portfolio now consists of over 80 diverse games, and we expect to continue introducing new mobile games each year in the foreseeable future, which we believe will contribute to future revenue growth in this segment.

NetEase’s self-developed PC-client games, such as Revelation which was released in early 2015, also delivered solid performances in 2015. Total net revenues from self-developed PC-client games increased by 3.2% to RMB7,424.4  million (US$1,146.1 million) in 2015 from RMB7,195.9 million in 2014.

In addition, the increased popularity of online games licensed from Blizzard Entertainment, including Hearthstone: Heroes of Warcraft and Diablo III: Reaper of Souls which were commercially launched in January 2014 and May 2015, respectively, contributed to net revenue growth. Net revenues from games licensed by Blizzard Entertainment increased 63.7% to RMB2,299.0 million (US$354.9 million) in 2015 compared to RMB1,404.1 million in 2014.

Net revenues from mobile games (excluding the mobile game licensed from Blizzard Entertainment), self-developed PC-client games and Blizzard Entertainment licensed games represented 43.8%, 42.9% and 13.3% of total net revenues from online games services in 2015, respectively, compared to 7.2%, 77.7% and 15.1% in 2014, respectively.

Advertising Services

Net revenues from advertising services increased by 33.1% to RMB1,789.4 million (US$276.2 million) in 2015 from RMB1,344.8 million in 2014. The increase in advertising services revenue in 2015 was driven by increased market demand, mainly from the automobile, Internet services and telecommunication services sectors, which in turn is mainly due to our introduction of new online content and use of various promotional activities to increase our general brand awareness, both of which increased our site traffic and in turn increased the attractiveness of our advertising services. The greater monetization of our mobile news application also contributed to this increase.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search services), which provide the substantial portion of our advertising revenue, increased to approximately RMB1.8 million (US$0.3 million) in 2015 from RMB1.6 million in 2014. The number of traditional advertisers using the NetEase websites increased to 1,002 in 2015 from 784 in 2014 with revenues from our top ten advertisers comprising 28.2% of our total advertising services revenues in 2015 as compared to 28.7% in 2014.

E-mail, E-commerce and Others

Net revenues from the e-mail, e-commerce and others segment increased by 235.7% to RMB3,699.4 million (US$571.1 million) in 2015 from RMB1,101.8 million in 2014. The increase resulted from rapid growth in the popularity among consumers in China of our newly launched e-commerce businesses, namely, our Kaola platform which is a cross-border e-commerce platform that enables users to purchase imported consumer goods through an online platform, and our Duobao platform which is an e-commerce platform that allows users to exchange a virtual currency for products.  Duobao and Kaola were commercially launched in June 2014 and January 2015, respectively, and they represented 72.1% of our total net revenues from the e-mail, e-commerce and others segment in 2015, compared to 3.9% in 2014.”

2.                                      We note the 86.9% increase in net revenues from online game services. Please provide additional detail about factors that contributed to the increase in net revenues. In doing so, please separately quantify the increase in revenues attributable to mobile games and the increase in revenue attributable to the Blizzard Entertainment games. Please refer to Item 5.A of Form 20-F.

Please refer to the response to the Staff’s comment #1 above.

Notes to the Consolidated Financial Statements

3. Concentrations and Risks, page F-21

3.                                      We note your disclosure on page 37 that Blizzard agreed to license to Shanghai EaseNet certain online computer games with terms of three years. Further, we note your disclosure on page 65 that net revenues generated from game licensing represented 12.1%, 12.9% and 9.8% of total net revenues in 2015, 2014 and 2013, respectively. In that regard, please tell us what consideration you gave to disclosing the material concentrations of the online games licensed from Blizzard or tell us why you believe the disclosure is not required. In your response please reference ASC 275-10-50-16 through 50-22. In your response please also quantify the net revenues generated from Blizzard online game licensed agreements.

The Company respectfully advises the Staff that it has considered ASC 275-10-50-16 through 50-22 and concluded that the revenue generated from games licensed by Blizzard Entertainment does not present a vulnerability that is required to be disclosed in its financial statement footnotes under ASC 275-10-50. In determining the disclosure requirements on concentrations under ASC 275, the Company considered the following definitions in that standard as guidance: (i) ASC 275-10-50-16 defines vulnerability from concentrations as exposure to a risk of loss that is greater than it would have been had the Company mitigated the risk through diversification which manifests itself based on the nature of the concentration and varies depending on circumstances, (ii) and (iii) ASC 275-10-50-16 goes on to require disclosure only if all of the criteria are met which involves vulnerability due to the risk of a near-term, severe impact. “Near term” signifies a period not to exceed one year from the date of the financial statements. An impact is severe when there is a significant financial disruption on the normal functioning of the entity, a threshold higher than a material effect.

Net revenues from games licensed by Blizzard Entertainment represented 10.1%, 12.0% and 9.8% of the Company’s total net revenues in 2015, 2014 and 2013, respectively. As such, the Company acknowledges that its relationship with Blizzard Entertainment is important to its overall business. However, the Company respectfully submits that this relationship does not present a risk of near-term severe impact because such revenue is derived from six separate license agreements with Blizzard Entertainment, each of which was separately negotiated by the parties from time to time over the last approximately eight years and sets forth its own commencement and end dates and its own commercial terms (and the terms of several of the license agreements have also been extended pursuant to separate negotiations by the parties at different times). Thus, the Company views each license agreement as constituting a distinct revenue vendor. Moreover, Blizzard Entertainment is part of Activision Blizzard, one of the largest gaming and entertainment companies in the world, and the Company believes it is reasonable to conclude that Blizzard Entertainment is a reliable partner that will fulfill its obligations under the various license agreements. As no individual license agreement represents 10% or more of its total net revenues, the Company believes that the risk is diversified, and therefore, does not make the Company vulnerable to the risk of a near-term severe impact.

Although the Company has concluded that there is no material concentration for purposes of ASC 275-10-50, it has included extensive disclosure in the 2015 Form 20-F regarding the importance of its relationship with Blizzard Entertainment and the risks associated with it (see page 8, “Item 3. Key Information — D. Risk Factors — We may not be able to maintain a stable relationship with Blizzard, and we may experience difficulties in the operation of the online games licensed from it or its affiliates.” and page 37, “Item 4. Information on the Company — B. Business Overview — Our Services — Game Licensing and Joint Venture with Blizzard” of the 2015 Form 20-F). The Company believes that this disclosure is sufficient to reasonably inform investors as to the risks related to reliance on revenue derived from games licensed by Blizzard Entertainment.

20. Share-based Compensation

(f) Other Option Plan, page F-34

4.                                      Please clarify to us why you did not record compensation expense for options granted in relation to your other option plans. In doing so, please describe the vesting terms and conditions that must be met to achieve the vesting commencement date and explain in greater detail why achieving such is not probable. Please also tell us the number of options granted for those plans in 2013, 2014 and 2015.

The Company respectfully advises the Staff that the vesting of all share options granted under the option plans referenced in footnote 20(f) on page F-34 of the 2015 Form 20-F are subject to [***]. As [***] is subject to numerous factors which are not within the Company’s control such as [***], vesting is not deemed probable to occur for accounting purposes until the vesting commencement date.

The vesting terms and conditions of each option plan are summarized below:

[***]

The Company, its subsidiaries and variable interest entities (the “Group”) granted options exercisable for an aggregate of nil, 10,549,195 and 28,194,760 shares under the plans described above in 2013, 2014 and 2015, respectively. The fair values per option share of the respective subsidiary as of the grant date, as determined with the assistance of independent third-party valuers, ranged from US$1.47 to US$1.49 and from US$0.14 to US$2.21 for the options granted in year 2014 and 2015, respectively. As of December 31, 2013, 2014 and 2015, the unrecognized expenses were nil, RMB93.5 million and RMB265.2 million (US$40.9 million), respectively, which accounted for nil, 1.3% and 1.7% of total costs and expenses, and nil, 1.7% and 3.3% of income before tax for the each of the years presented.

The Company considered the accounting impact of each of the foregoing option plans on a stand-alone and aggregate basis and concluded that such plans are immaterial to the Group’s consolidated results of operations and therefore determined that disclosure of additional details, such as the number of options granted, outstanding number of options as of year-end and unrecognized expenses, was not necessary.

26. Segment Information

(a) Description of Segments, page F-37

5.                                      We note your CODM view and run its business operations based on customer base and homogeneity of products, among other things. We also note the e-mail, e-commerce and others segment include a variety of products and services and the segment net revenues increased by 235.7% in 2015 as compared to 2014 attributed to e-commerce cross-border products as described in the third paragraph on page 66. In that regard, please explain to us what factors you considered in concluding that the products and services in the e-mail, e-commerce and others segment are similar. Please discuss how you considered quantitative aspects such as margins and growth rates in your analysis. Refer to ASC 280-10-50-11.

The Company advises the Staff that each business unit in the “e-mail, e-commerce and others” segment is measured by certain operational metrics discussed below and not by their individual financial operating results, and costs are not specifically allocated to any individual business unit.

The CODM does not receive or rely on individual business unit gross profit margins, profit and loss statements or other measures of operating profits as the CODM does not believe they are useful or appropriate for performance assessment or resource allocation decisions for the services and products within this segment because most of such services and products are at a relatively early stage of development in terms of the length of time they have been in the market and generating revenue. Rather, the CODM focuses on revenue, gross merchandise volume or the number of active users and buyers to assess an individual business unit’s expected impact on the Company’s overall performance. This approach enables the Company to make decisions based on long-term strategic considerations rather than the financial results of individual business units. Accordingly, “e-mail, e-commerce and others” is one operating segment, and the Company is not relying on the guidance in ASC 280-10-50-11 for purpose of aggregating these business units together as one segment.

The Company will reassess the segment reporting assessments/disclosure requirements when and if facts and circumstances change.

***

As you requested in the Letter, the Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2015 Form 20-F, please call me at 011-852-3664-6519 or email me at paul.boltz@ropesgray.com.

Very truly yours,

/s/ Paul W. Boltz, Jr.

Paul W. Boltz, Jr.

cc:                                Onward Choi (Acting Chief Financial Officer of NetEase, Inc.)